Media Release

3 November 2006

Telecom appoints Ron Spithill to its Board

Telecom New Zealand announced today that it has appointed Australian based Ron Spithill to its Board.

Mr Spithill has an extensive background in the telecommunications industry developed through working in senior global positions with Alcatel. He has recently returned to Sydney after six years in senior positions in Shanghai and Paris.

He has just stepped down as Chairman of Alcatel Australia and previously held positions as Executive Vice President and Chief Marketing Officer of the Paris-Based Alcatel group and Vice-Chairman of Alcatel Shanghai Bell.

Telecom Chairman Wayne Boyd welcomed Mr Spithill’s appointment, saying his expertise and experience would complement the mix of skills already present around the Telecom Board table.

“At Board level we have a strong mix of expertise and experience across our business and in related fields and Ron’s background in the global telecommunications arena will add to this and benefit the company and our shareholders,’’ Mr Boyd said.

“Ron brings to Telecom skills developed through an eminent career in global marketing, manufacturing, research and development within the telecommunications sector. Telecom will benefit enormously from his global knowledge and experience of the sector.”

Mr Boyd said Telecom had undertaken an international search before deciding on the appointment.

Mr Spithill said he looked forward to working with Telecom.

“The telecommunications scene is going though a period of unprecedented change worldwide and I am delighted and honoured to be involved in that with a company such as Telecom.”

Mr Boyd said Ron Spithill filled a vacancy on the Board and would stand for re-election at the next annual meeting. It was likely Telecom would consider one more appointment to its seven-member Board in the coming months, Mr Boyd said.

For more information please call:

John Goulter 027 2324303

Or Phil Love 027 2448496

Ron Spithill File

•	Resigned as Executive Vice President, Chief Marketing Officer, Alcatel in October 2005.

•	Led Alcatel’s marketing forces globally after being appointed Chief Marketing Officer in 2003.

•	Spent 43 years with Alcatel – joined ITT (as it was then) in 1962. Held various positions before becoming CEO of Alcatel Australia in 1993.

•	Became President Alcatel Asia Pacific in 1995. Under his leadership, Alcatel’s business in the region grew over 200%.

•	Moved Alcatel’s Asia Pacific Leadership Team to Shanghai in 2000, making Alcatel the first multinational to locate its regional headquarters there. Appointed to Alcatel’s Executive Committee in 2000.

•	Appointed Executive Vice President of Alcatel in 2001, continuing to serve simultaneously as Asia Pacific President and Vice Chairman of Alcatel Shanghai Bell, a leading Chinese telecom technology vendor.

•	Passionate customer advocate – his mission as CMO was to amplify the voice of its customers in every part of Alcatel, from R&D to sales and service. His principal accountabilities included global marketing, partnerships, sales operations, and customer satisfaction.

•	A regular speaker at international industry and business events, he has addressed the World Economic Forum, is an active member of the global CMO Council, and is a past President of the Telecommunications Industry Association of Australia.

•	Made a Distinguished Fellow of the Telecommunications Society of Australia in 2003.

•	He holds a degree in engineering from the University of New South Wales and is a graduate of the Harvard Executive Program.